Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Western Refining, Inc.

Subject Company: Western Refining, Inc.

Commission File No.: 001-32721

TO:   All Employees (Non-Retail)

SUBJECT:   WNR/TSO Transaction - Employee Compensation & Benefits Update

We continue to move forward with our integration planning and prepare for the potential closing of the Tesoro transaction. Hopefully, you saw the communication during the holidays that outlined the Integration Teams that will be working on ensuring an efficient transition upon closing of the transaction. As we’ve stated, there are a number of steps that still must be completed before closing could occur, including regulatory and shareholder approvals and satisfaction of customary closing actions. However, as you heard in the townhall meetings in December, we want to be as prepared as we can, and as is legally possible, prior to any potential closing.

We know you have questions on compensation, benefits, and job security in relation to the transaction and we have committed to communicate as much information as possible when it becomes available. Attached you will find a document that will begin to address these questions at a high level. It provides some general information around compensation and benefits if, and when, the transaction closes. As you can see, most of Western’s 2017 compensation and benefits will remain in place throughout 2017 and will transition to Tesoro’s plans in 2018. I have also included a link to a broad outline of Tesoro’s current 2017 Benefits-at-a-Glance at http://tsocorp.com/tesoro-careers/benefits/.

We know this does not answer all of your questions. We will strive to provide more information as we know it and are legally able to provide it. Some of this information will not be available until after the transaction closes and integration plans are initiated. While this can be frustrating and distracting, that is the nature of the laws and processes we’re committed to following. Both Western and Tesoro will make every effort to share information as it becomes available and able to be legally communicated. In the meantime, please remain focused on your daily tasks and ensure that we are working safely each and every day.

Thank you for your dedication and commitment to Western.

Gary W. Hanson

Vice President

Corporate Communications

Western Refining

1250 W. Washington Street, Suite 101

Tempe, AZ 85281

602 238-1777

915 238-8616 (cell)

602 683-5604 (fax)

gary.hanson@wnr.com

www.wnr.com

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks

This document relates solely to integration planning activity. No integration will take place until the TSO-WNR transaction closes.

and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q, Current Reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Tesoro’s and Western’s forward-looking statements are based on assumptions that Tesoro and Western believe to be reasonable but that may not prove to be accurate. Tesoro and Western undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Tesoro has filed the Form S-4, containing a preliminary joint proxy statement/prospectus of Tesoro and Western, and Western and/or Tesoro may file one or more additional proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the

This document relates solely to integration planning activity. No integration will take place until the TSO-WNR transaction closes.

proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS(ES), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, Tesoro and Western will each file with the SEC a definitive joint proxy statement/prospectus, and each of Tesoro and Western will file other documents with respect to the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This document relates solely to integration planning activity. No integration will take place until the TSO-WNR transaction closes.

TESORO & WESTERN TRANSACTION

Overview of Employee Matters

January 2017

At transaction close, there will be NO changes to Compensation or Benefits	Upon transaction close, which we expect to occur in the first half of 2017 (pending regulatory approvals, Tesoro and Western stockholder approvals, and other closing conditions), compensation and benefits will remain unchanged in 2017. Employees will continue to be employed by the same entity as all of the Western Refining entities will become subsidiaries of Tesoro following the closing.
Base Compensation/Base Pay

Base salary/hourly rate will not be less favorable than your current base salary/hourly rate for the 12 months following the closing.

Following that 12-month period, base salary/hourly rate will be determined by Tesoro under its general program. Employees will continue to be eligible for merit increases in early 2017 under Western’s current programs.

Tesoro’s policy is to provide competitive compensation and benefit programs to attract, retain and motivate employees.

Annual Performance Bonus Plan	Employees currently participating in Western’s 2017 annual performance bonus plan will continue to participate in this plan through year-end 2017 at similar target percentages. The plan’s metrics will likely be adjusted to account for the merger, with any adjustments being communicated at the appropriate time. In 2018, employees will transition to Tesoro’s incentive program (or a program that is in line with Tesoro’s program).
Benefits

The current Western benefits programs will continue until year-end 2017. Beginning in 2018, we anticipate that eligible employees will transition to Tesoro’s benefits programs. Depending on your role, you may be eligible to participate in some or all of these benefits programs.

Should you remain an employee following closing, your service with Western will be credited for eligibility and vesting purposes in Tesoro’s benefit programs.

Learn more about Tesoro’s current benefit programs at http://tsocorp.com/tesoro-careers/benefits/.

Collective Bargaining Agreements	Because all of the Western Refining entities will continue as subsidiaries of Tesoro after the closing, any collective bargaining agreements remain in place and in force following the closing of the transaction.
Severance Benefits	Western employees (other than those subject to a collective bargaining agreement) who are terminated without cause during 2017 as a result of the Tesoro transaction may be eligible to receive severance benefits up to the following amounts:

This document relates solely to integration planning activity. No integration will take place until the TSO-WNR transaction closes.

-       Severance payment equal to two weeks of base pay per year of service, with a minimum of six weeks paid;

-       Payout of all unused vacation and PTO;

-       Two months of outplacement service; and

-       Prorated bonus payment at target, adjusted for individual and entity performance in your employer’s discretion.

Beginning in 2018, severance benefits will transfer to Tesoro’s severance program.

Long-term Incentives Programs

Unvested Western stock-based awards

If you hold unvested stock-based long-term incentive awards (such as 2016 Phantom Share Awards), these awards will generally be converted at closing into comparable unvested Tesoro awards at the rate of 0.435 Tesoro shares for each unvested Western share. The current vesting schedule and terms will continue to apply to any converted Tesoro awards.

Unvested Western cash-based awards

If you hold unvested cash-based long-term incentive awards (such as Key Contributor Awards or 2016 Cash Performance Awards), these awards will also be converted at closing into comparable unvested Tesoro awards. The current cash values, vesting schedule and terms will continue to apply to any converted Tesoro awards, except that any performance metrics applicable to these awards will likely be adjusted to account for the merger, with details regarding those adjustments being communicated at the appropriate time.

Vested Western stock

If you hold vested Western shares, your shares will generally be converted at closing under the same terms as shares held by other Western shareholders. Western shareholders can elect to receive 0.4350 shares of Tesoro for each share of Western stock they own, or $37.30 in cash per share of Western stock. Elections to receive cash will be subject to proration to the extent they exceed approximately 10.8 million shares (or approximately $404 million in the aggregate).

This document relates solely to integration planning activity. No integration will take place until the TSO-WNR transaction closes.